Correspondence

Certiplex Corporation

663 Rancho Santa Fe Rd Suite 628

San Marcos, CA 92078

Telephone: 800-456-6211

www.Certiplex.com

wbcertiplex@gmail.com

March 7, 2024

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, DC 20549

Attention:	Rucha Pandit Lilyanna Peyser

RE:	Certiplex Corporation Amendment No. 3 to Registration Statement on Form S-1 Filed March 4, 2024 File No. 333-274531

Dear Ms. Pandit and Ms. Peyser:

We are hereby responding to the letter dated February 15, 2024 (the“Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission, regarding the Company’s S-1\A Registration Statement Filed December 15, 2023, File No. 333-274531.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

Amendment No. 3 to Registration Statement on Form S-1

Prospectus Summary, page 1

1. We note your response to prior comment 3 and reissue it in part. Please revise here and elsewhere as appropriate to explicitly define "Business Ready Opportunities."

RESPONSE: Revised accordingly on page 1 and on page 22.

Business Modules, page 22

2. We note your response to prior comment 6. Please further elaborate upon the cost of a business module to the purchaser, how the purchaser of a module is related (or not) to your company after purchase (for example as an independent contractor, franchisee or otherwise), and how both the purchaser and you earn revenue through such business modules. In addition, explain how you provide businesses that have. .. . products or services already built in." For example, explain whether this means that you established, operated or otherwise participated in the businesses of the identified business modules prior to selling them; disclose whether the sale of such modules included the sale of assets; describe the state of the identified module businesses at the time you sold them; and disclose whether you supply the products sold in such businesses.

RESPONSE: We have revised the section on Business Modules in accordance with your comments—on page 22.

3. As it appears that an agreement may have been made between you and Candy That Cares, and/or that Ms. Berian operates both businesses, it continues to appear that disclosure is required under Item 404 of Regulation S-K; please revise or provide us with your analysis as to why such disclosure is not required. Further, with respect to the Candy That Cares module, explain whether, in the case of a purchaser of a module that advertises "charity vending," you oversee whether the purchase does, in fact, donate any of the proceeds to charity.

RESPONSE: We have revised the section to clarify your comments on page 22.

Description of Business

Pro Sun Lights, page 22

4. We note your response to prior comment 7 and reissue it in part. Please revise here to further disclose the material terms of the licensing agreement, including the material obligations of both parties and termination provisions. Refer to Item 601(b)(10) of Regulation S-K.

RESPONSE: The description on page 22 was revised to include the material terms of the licensing agreement, including the material obligations of both parties and termination provisions.

Executive Compensation, page 25

5. Please update this section for the most recently completed fiscal year. Refer to Item 402 of Regulation S-K.

RESPONSE: The section was revised to reflect the entire year of 2023's compensation.

Notes to the Financial Statements

Stock Based Compensation, page 41

6. We note your response to prior comment 10. Please revise here to clearly state that currently, there is no Employee stock Purchase Plan in effect, but that you plan on developing such a plan in the event that further employees are added.

RESPONSE: The note—Stock Based Compensation on page 41 was revised accordingly.

Sincerely,

/s/ Varton Berian

President, Certiplex Corp.